Exhibit 12.01

NRG Energy, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September30,	For the Year Ended December 31,
	2011(a)	2010	2009	2008	2007	2006
	(In millions except ratio)
Earnings:
(Loss)/Income from continuing operations before income tax	$(509)	$753	$1,669	$1,766	$933	$861
Net loss attributable to noncontrolling interest	—	(1)	(1)	—	—	—
Less:
Distributions and equity in earnings of unconsolidated affiliates	8	(19)	(41)	(44)	(33)	(33)
Impairment charge on equity method investments	495	—	—	—	—	—
Capitalized interest	(53)	(36)	(37)	(45)	(11)	(5)
Add:
Fixed charges	740	678	703	634	715	603
Amortization of capitalized interest	5	4	3	1	—	—
Total Earnings:	$686	$1,379	$2,296	$2,312	$1,604	$1,426

Fixed Charges:
Interest expense	$654	$600	$610	$546	$657	$562
Interest capitalized	53	36	37	45	11	5
Amortization of debt issuance costs	20	25	31	22	26	22
Amortization of debt discount	5	7	13	15	19	10
Approximation of interest in rental expense	8	10	12	6	2	4
Total Fixed Charges:	$740	$678	$703	$634	$715	$603

Ratio of Earnings to Combined Fixed Charges	0.93	2.03	3.27	3.65	2.24	2.36

(a)          The ratio coverage for the nine months ended September 30, 2011 was less than 1:1.  NRG would have needed to generate additional earnings of $54 million to achieve a ratio coverage of 1:1.